Mail Stop 4561
								December 1, 2005

By U.S. Mail and Facsimile to (336) 733-0118

Christopher L. Henson
Senior Executive Vice President & Chief Financial Officer
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101


Re:	BB&T Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Forms 10-Q for Fiscal 2005
	File No. 001-10853

Dear Mr. Henson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings, beginning with the Form 10-K for the fiscal year ending December
31,
2005, in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended December 31, 2004

Note 1:  Summary of Significant Accounting Policies
Loan Securitizations, page 75
1. Please revise to clarify how you account for loan securitizations and sales to third party investors under SFAS 140.

Note 2: Business Combinations, page 79
2. Please revise to clarify your accounting for the other net adjustments reflected in the table and to disclose the authoritative basis in determining your accounting.
3. We note your disclosure in Note 11 that the vested options granted in connection with business combinations are included in the purchase price. Please revise to clarify how you consider paragraph 85 of FIN
44 in accounting for unvested options.

Note 3: Securities, page 83
4. Please revise to identify the specific nature of your investments in US Government entities and provide an expanded discussion of how you determined that the unrecognized loss is not other than temporary.
5. Please revise to include the disclosure requirements of EITF
03-1
as of each date for which a statement of financial position is presented. Please provide us these disclosures as of December 31, 2003.
6. Please revise to disclose how you have considered the criteria in paragraph 15 of SFAS 115 in determining that your transfers of securities out of the available for sale category to the trading category are "rare."

Note 4: Loans and Leases, page 85
7. Please revise to clarify how you consider residual values in recording leased assets. The only disclosure we currently note concerns guaranteed residual values and lease receivables.
8. Revise to disclose your policy for reviewing residual values for leases, including when they are reviewed and the methodology applied by management to perform the review.
9. Please revise to disclose how you consider the following when initially estimating un-guaranteed residual values:

* provisions to escalate minimum lease payments;

* guarantees by a third party related to the lessee;

* guarantees by a third party related to the lessor;

* guarantees of rental payments beyond the lease term by a third party unrelated to either the lessee or the lessor; and

* renewals or other extensions.

Note 7: Goodwill and Other Intangible Assets, page 87
10. We note that there were adjustments made to goodwill related to acquisitions completed in prior years. Please revise to disclose the allocation period established by management used to finalize the purchase price allocations of your acquisitions.

Note 18: Derivative Financial Instruments, page 111
11. Please revise to disclose the following related to your derivative financial instruments:

* Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of your hedging strategies

* Describe how you assess hedge effectiveness and measure hedge ineffectiveness for each hedging strategy.

* If you apply the short cut method of assessing hedge effectiveness, tell us how you determined that the hedge meets the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Note 1: Basis of Presentation
Stock Based Compensation, page 8
12. We note that in 2005 you have revised your volatility assumption in your option pricing model. Please revise to disclose management`s rationale for this change and the amount of the change.

	As appropriate, please revise your future filings, beginning with the Form 10-K for the period ending December 31, 2005, and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your response to our comments along with drafts of the revised disclosures to be included in your future filings. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3851 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Paul Cline
Senior Accountant


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Christopher L. Henson
BB&T Corporation
December 1, 2005
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